Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED (TEN) 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30 210 94 07 710-3, Fax: 30 210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

FINAL – FOR RELEASE
4th November 2004

TSAKOS ENERGY NAVIGATION (TEN) REPORTS THIRD QUARTER

AND FIRST NINE MONTHS 2004 RESULTS

THIRD QUARTER PROFITS MORE THAN TRIPLE FROM A YEAR AGO

THIRD QUARTER HIGHLIGHTS

•	Net income of $25.47 million, up 217%

•	EPS of $1.26 versus $0.47 in third quarter of 2003

•	Declared cash dividend of $0.70, paid in October, 2004

•	Ordered an innovative design Aframax for delivery 2007

ADDITIONAL NINE MONTHS HIGHLIGHTS

•	Record net revenues of $215.03 million, up 27%

•	Record net income of $89.02 million, up 99%

•	Record EPS of $4.77 (basic) versus $2.61 in first nine months of 2003

•	Added second VLCC to fleet

•	Ordered six ice-class newbuildings (2006/2007 deliveries)

•	Ordered TEN’s first LNG carrier (2007 delivery)

•	Paid cash dividend of $0.50 in April, 2004

•	Arranged sale of 3 vessels realizing a capital gain of $20 million by the end of the year 2004

ATHENS, GREECE – November 4, 2004 – TSAKOS ENERGY NAVIGATION LIMITED (TEN) (NYSE: TNP) Today reported management results (unaudited) for the third quarter of 2004.

Net revenues for the third quarter of 2004 were $71.84 million compared to $52.45 million for the third quarter of 2003. Income before depreciation charges was $34.39 million in the third quarter of 2004, up from $16.80 million for the same period of 2003. Net income in the most recent quarter rose to $25.47 million from $8.03 million in the third quarter of 2003. Earnings per share, based on average number of shares outstanding were $1.26 as compared with $0.47 in the third quarter of 2003. Net revenues for the first three quarters of 2004 were $215.03 million or 27% higher than the first nine months of 2003. Income before depreciation charges was $115.54 million for the 2004 period versus $69.13 million a year earlier. Net income was $89.02 million, nearly double the $44.81 million of profits generated in the first three quarters of 2003. Basic earnings per share based on average number of shares outstanding rose to $4.77 in the 2004 period versus $2.61 in the first nine months of 2003.

Net revenues in the first three quarters rose 26.7% on a year-to-year basis. The average number of vessels for the 2004 period was 27.4 versus 25.3 for the same period 2003. Fleet utilization was 97.4% of capacity, representing a significant improvement over the 92.3% rate in the first nine months of 2003. The time charter equivalent rate averaged $26,516 in the 2004 period, versus $21,475 a year earlier.

Voyage expenses, defined as variable costs for operation of vessels on voyage charters, for the first nine months of 2004 were $51.08 million as compared to $46.79 million for the same period last year. Excluding freight costs of chartered-in vessels, which are accounted for as voyage expenses, other voyage expenses declined from $38.20 million to $32.76 million on a year-to-year comparison. Vessel operating costs rose to $38.91 million from $34.65 million reflecting fleet expansion, higher insurance rates and the continuing impact of the dollar’s weakness, which was 10.2% lower against the Euro during the first nine months of 2004 when compared with the like period in 2003. Daily operating expenses per vessel were $6,058 in the 2004 period compared to $5,668 for the first nine months in 2003.

Depreciation and dry-docking amortization costs were $33.44 million in the first three quarters of 2004 versus $30.18 million in 2003 reflecting fleet expansion. Management fees grew to $3.95 million from $3.26 million reflecting fleet expansion and contract renewal. General and administrative costs rose to $2.04 million as compared to $1.30 million. Increased legal and audit costs, higher public and investor relation costs, travel expenses, and expanded corporate governance requirements were the principal factors. As a consequence, overhead per ship, per day rose to $796 in the first nine months of 2004 as compared to $660 in the like period of 2003. Interest and finance costs were less in the 2004 period primarily as a result of lower effective interest rates and a reduction in the overall amount of average loans outstanding.

“The profits of the first nine months of 2004 were exceptional, driven by 27% higher net revenues, a 60% improvement in operating income, and a capital gain of $8.71 million arising from the sale of the Delos and the Liberty. This performance has been translated into higher cash dividends and rising shareholder value,” observed Mr. D. John Stavropoulos, Chairman of the Board. “All-in ship expenses on a per-ship, per-day basis have risen but continue to compare favorably with TEN’s peers. Cost pressures are a continuing challenge, but management has demonstrated its ability by consistently delivering a quality service to its clients, while delivering a quality performance to its shareholders.”

FLEET EXPANSION

Since 1997, TEN has aggressively expanded and modernized its fleet. The company has added sixteen newbuildings and one second-hand VLCC. Future fleet expansion and modernization is reflected by an additional fourteen vessels on order with scheduled deliveries in 2005, 2006, and 2007. TEN sold one of its four single-hulled vessels earlier this year and plans to dispose of the remaining three when conditions permit.

Mr. Nikolas P. Tsakos, President and CEO of TEN observed, “Our expansion program has positioned us to design and construct a fleet that meets the evolving needs of our clients. Prime examples are the ten ice-class vessels to serve the expanding needs of ice-bound regions of Russia, Canada, and Alaska; the innovative Aframax ordered last month, and the LNG carrier ordered earlier this year. TEN finds itself in the fortunate position to have a significant newbuilding program in place with vessels that have been ordered before the market improved. Some of the vessels have substantially increased in their market value since ordered in 2003 and 2004.”

The following table presents the newbuilding vessels currently on order:

VESSEL	DWT	Expected Delivery	Ice Class Status
1. M/T Dodoni	37,000	January 2005	—
2. M/T Dionisos	37,000	June 2005	—
3. M/T Eurochampion 2004	164,000	April 2005	1C Ice Class
4. M/T Euroniki	164,000	August 2005	1C Ice Class

5. M/T Archangel	162,400	January 2006	1A Ice Class
6. M/T Alaska	162,400	March 2006	1A Ice Class
7. M/T Antares	36,660	June 2006	1A Ice Class
8. M/T Arcturus	36,660	October 2006	1A Ice Class

9. M/T Andromeda	36,660	February 2007	1A Ice Class
10. M/T Aegeas	36,660	May 2007	1A Ice Class
11. M/T Arctic	162,400	February 2007	1A Ice Class
12. M/T Antarctic	162,400	May 2007	1A Ice Class

13. M/T TBN	107,000	May 2007	DNA design

14. LNG TBN	150,000 cm³	February 2007	—

“The impact of our expansion program is best illustrated by its contribution of 72% of our revenues and over 80% of earnings in the first nine months of 2004,” Mr. Tsakos added. “Over the next three years our newbuildings program will sustain our growth and profitability.”

Assuming no interim retirements of vessels (except for the aframax Toula Z to be delivered to its new owners in December, 2004) the following table outlines the composition of TEN’s fleet after delivery of the orders cited above:

TYPE	DOUBLE HULL	DOUBLE/ SINGLE HULL	SINGLE HULL	TOTAL
VLCC	2			2
Suezmax	10			10
Aframax	7		3	10
Panamax	7			7
Handysize	6	4		10
LNG	1			1
TOTAL	33	4	3	40

TANKER INDUSTRY

During the third quarter of 2004, worldwide oil demand continued to expand and the International Energy Agency (IEA) forecast a full year increase in demand of 3.4% or the highest annual growth rate in decades. The IEA’s outlook for 2005 suggests a further incremental increase of about 1.8%. At this reduced rate of growth the expansion is equal to 1.45 million barrels a day, potentially stretching the world’s production capacity even if there is no inventory rebuilding from today’s unusually low levels. The growth in demand commenced in 2003 and projected through 2005 has been fueled by incremental demand from the U.S.A., China, India, and the Pacific Rim. These consumers rely almost entirely on imports to supply their incremental demand as their domestic production of oil has peaked or is generally declining. These markets are served by distant oil producers and the shipping routes are growing ever longer.

Against this backdrop tanker demand has been robust. Typical seasonal softness has been muted. The normal year-end rise in charter rates has been moved forward and the usual uptick has been replaced with a spike that could persist through the shipping schedule required to meet the needs of the northern hemisphere’s heating season. The degree of severity of this winter’s weather could dictate the length of sustainability of current charter rates. Earlier expectations for rates this year were optimistic but in hindsight overly cautious. Throughout the first ten months of 2004 charter rates for all tanker sizes have held above the averages of the past four years.

The increased supply of tanker tonnage has been well absorbed. At the end of the third quarter, the world tanker fleet totaled about 302 million dwt representing an increase of 11.5 million dwt or 3.9% from year-end 2003. The growth in demand cited earlier comprised of increased consumption and longer trade routes, combined with greater selectivity by charterers, has resulted in very tight supply conditions for younger fleets operated by quality managers. This condition could well persist through the coming year. Industry sources forecast a further buildup in capacity by year-end 2005 to a level of some 321 million dwt. This expansion of 6.3% over a fifteen months period could provide a modest cushion to ease the extremely tight current status.

Longer term, major shipyards are booked through much of 2007. Barring a significant slowdown in the growth of the World’s economic locomotives (U.S.A., Japan, China, India) the growth in oil consumption, longer trade routes, significant scrappage arising from regulatory restrictions, and selectivity by leading charterers suggest that no serious supply/demand imbalances will develop in the foreseeable future. The rosy outlook for charter rates may be partially offset by rising costs. Higher priced ships will result in greater depreciation expense and dry docking costs as well as increased capital costs and insurance coverage premiums.

A return to more normal interest rates may further impact the cost of capital. Bunkering and lubricant expenses will follow the overall higher costs for oil products. General operating costs will be burdened with inflation and the impact of a weak dollar. Corporate governance regulations continue to build overhead burdens. Nevertheless, 2004 will provide exceptional returns to tanker owners and operators. Barring major economic disruptions and assuming normal fuel requirements in the upcoming winter in the northern hemisphere, 2005 should produce a third consecutive year of prosperity for the tanker industry.

OUTLOOK FOR TEN

The strong momentum of early 2004 has continued through October and we project favorable comparisons for the fourth quarter of the year. 93% of employable days in the fourth quarter have been booked or are under contract. We anticipate that the 7% of remaining employable days not yet under contract and those vessels employed, but at variable rates will operate in a very strong charter rate market. The expense environment described above as well as higher management fees arising from incentive awards will affect TEN. Overall, the prospects for fourth quarter and full year results are most promising.

ABOUT TSAKOS ENERGY NAVIGATION

Tsakos Energy Navigation expects to operate a fleet of 40 vessels with approximately 4.2 million dwt by mid-2007, which would include 29 newbuildings (1998-2007) with approximately 3.6 million dwt. The Company currently operates a fleet of 27 vessels (including three chartered-in vessels, one aframax and two suezmaxes). The fleet comprises 2.9 million dwt with an average age of 7.3 years, compared to the world’s tanker tonnage, which has an average age of 12.1 years. Between 2005 and 2007, TEN is scheduled to take delivery of a further fourteen newbuildings, (6 Suezmaxes, 1 Aframax, 6 handysize product tankers and 1 LNG carrier).

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACTS:

George V. Saroglou, COO

Tsakos Energy Navigation Ltd.

Tel: 30 210 94 07 710-3

Email: ten@tenn.gr

Thomas J. Rozycki, Jr.

GCI Group for Tsakos Energy Navigation Ltd.

212-537-8016

Email: trozycki@gcigroup.com